

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2015

James R. Verrier
Chief Executive Officer
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

   Re: BorgWarner Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed March 4, 2015
     File No. 001-12162

Dear Mr. Verrier:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Justin Dobbie

               Justin Dobbie
               Legal Branch Chief

cc: Richard E. Baltz
   Arnold & Porter LLP